 Filed pursuant to Rule 253(g)(2)

File No. 024-11479

OFFERING CIRCULAR DATED MAY 19, 2021

APTERA MOTORS CORP.

5825 Oberlin Drive,

Suite 7, San Diego, CA 92121

858-371-3151

www.aptera.us

UP TO 13,157,894 SHARES OF CLASS B COMMON STOCK (3)

SEE “SECURITIES BEING OFFERED” AT PAGE 30

	Price to Public	Broker-Dealer Discount and Commissions (1)	Proceeds to the Company(2)	Proceeds to Other Persons
Price Per share	$3.80	$0.038	$3.762	$0.00
Total Maximum	$50,000,000	$500,000	$49,500,000	$0.00

(1)	The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fees payable by the company to Dalmore of 33,000. See “Plan of Distribution” for details.

(2)	The company expects that, not including state filing fees, the minimum amount of expenses of the offering that we will pay will be approximately $200,000 regardless of the number of shares that are sold in this offering. In the event that the maximum offering amount is sold, the total offering expenses will be approximately $3,750,000.

(3)	On April 23, 2021, the company effected a 30-for-1 stock split; this share number is on a post-split basis.

Sales of these securities commenced on approximately May 19, 2021.

This offering (the “Offering”) will terminate at the earlier of (1) the date at which the maximum offering amount has been sold, (2) May 19, 2022 or (3) the date at which the offering is earlier terminated by the company at its sole discretion. The company has engaged Fund America, LLC as agent to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis without any minimum target. Provided that an investor purchases shares in the amount of the minimum investment, $1,000 (about 263 shares), there is no minimum number of shares that needs to be sold in order for funds to be released to the company and for this Offering to close, which may mean that the company does not receive sufficient funds to cover the cost of this Offering. An investor irrevocably subscribes to the offering, which means that an investors cannot request a refund of the funds and such funds will only be refunded in such cases as the company terminating the Offering or the company rejecting the subscription in whole or in part; see, “Plan of Distribution and Selling Securityholders”. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

Each holder of Class B Common Stock shall not be entitled to vote on any matters submitted to a vote of the stockholders except as required by law. Holders of the Class A Common Stock will continue to hold a majority of the voting power of all of the company’s equity stock at the conclusion of this Offering and therefore control the board.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 6.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

In this Offering Circular, the term “Aptera” or “the company” refers to Aptera Motors Corp., a Delaware corporation. Aptera is not legally related to Aptera Motors Inc. On April 23, 2021, the company effected a 30-for-1 stock split; all the share numbers in this Offering Circular, and unless indicated otherwise, are on a post-split basis.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT.  WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.  THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Our Business

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in San Diego, California. The company is a private automobile manufacturer specializing in electric vehicles powered by the sun. With Aptera’s Never Charge Technology, an Aptera vehicle can be driven up to 40 miles a day and up to 11,000 miles a year just on solar power. To collect this power, each vehicle has over three square meters of solar panels. If a vehicle owner needs more power, a charge from a standard 110-volt outlet will give each vehicle a range of 1,000 miles.

The Offering (1)

Securities Offered	A maximum of 13,157,894 shares of Class B Common Stock (the “Securities”) at an offering price of $3.80 per share.

Common Shares Outstanding before the Offering:	52,634,820 shares of Class A Common Stock 0 shares of Class B Common Stock

Shares to be Outstanding after the Offering	52,634,820 shares of Class A Common Stock 13,157,894 shares of Class B Common Stock

Share Price	$3.80

Minimum investment amount	$1,000

Limited Voting Rights

Holders of our Class B Common Stock will have no voting rights except as required by Delaware law. For example, holders of our Class B Common Stock entitled to vote on amendments to our certificate of incorporation that would (i) unless otherwise provided in the certificate of incorporation, “increase or decrease the aggregate number of authorized shares,” (ii) “increase or decrease the par value of the shares,” or (iii) adversely “alter or change the powers, preferences, or special rights of the shares, see “Securities Being Offered” below.

Use of Proceeds	If we sell all of the 13,157,894 Securities being offered our net proceeds (after deducting fees and commissions and estimated offering expenses) will be approximately $46,250,000. We will use these net proceeds for research and development, manufacturing, working capital and general corporate purposes, and such other purposes described in the “Use of Proceeds to Issuer” section of this Offering Circular.

(1)     On a post-split basis.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act.  Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

•	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

•	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

Risks Related to our Business and Industry

•	We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.
•	Our auditor has issued a “going concern” opinion.
•	COVID-19 can materially impact our business.
•	The company plans to raise significantly more capital and future fundraising rounds could result in dilution.
•	The company operates in a capital-intensive industry.
•	The terms of any loan may not be favorable to the company.
•	Aperta operates in a highly competitive market.
•	We face significant technological and legal barriers to entry.
•	Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.
•	Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.
•	We face several regulatory hurdles.
•	Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.
•	Demand in the vehicle industry is highly volatile.
•	We may be affected by uncertainty over government purchase incentives.
•	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
•	Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

•	Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.
•	The company’s insurance may not be sufficient.
•	Aperta depends on a small management team and may need to hire more people to be successful.
•	The company relies on outside parties to provide technological and manufacturing expertise.
•

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Risks Related to Our Securities

•	The offering price of our Securities has been arbitrarily determined.
•	We have broad discretion in the use of the net proceeds from this Offering and our use of the net proceeds may not yield a favorable financial return from purchasing our Securities.
•	There is no minimum amount set as a condition to closing this offering.
•	There is no current market for our Securities.
•	You will need to keep records of your investment for tax purposes.
•	Our officers control the company and we currently have no independent directors.
•	Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.
•	We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Securities to decline.
•	We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.
•	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California and our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.
•	Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
•	The company’s Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and have not yet generated revenues or profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated revenue or profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a “going concern” opinion.

The company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company’s ability to continue as a going concern. During the next 12 months, the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

COVID-19 can materially impact our business.

As the novel coronavirus (or “COVID-19”) continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute.  For example, it could complicate our ability to procure materials and partnerships. There may be other effects stemming from this pandemic that are deleterious to our company which we have not yet considered. The pandemic has created issues with shipping that have slowed down our supply chain.

The company plans to raise significantly more capital and future fundraising rounds could result in dilution.

Aperta will need to raise additional funds to finance its operations or fund its business plan. Even if the company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the company’s financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See “Dilution” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations– Plan of Operation” for more information.

The company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. Even if we successfully raise $50,000,000 from this Offering, we will need to raise an additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed.

The terms of any loan may not be favorable to the company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company's business, results of operations or financial condition.

Aperta operates in a highly competitive market.

The company competes with many other automobile manufacturers that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company’s operations and develop its vehicles. The company’s inability to compete with other automobile manufacturers for a share of the energy efficient vehicle market would have a material adverse effect on the company’s results of operations and business.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers’ willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

•	perceptions about battery life, range and other performance factors;

•	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

•	improvements in the fuel economy of the internal combustion engine;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline; and

•	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

We face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

Motor vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.

The company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled motor vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. Sales may be negatively impacted should any state alter its requirements with regard to customer use of helmets.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

The company’s vehicle cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have filed for five patents, two of which are design patents and the other three of which are for utility patents. The three utility patents are provisional applications. These patent applications and/or any patent applications we may file in the future may not be successful. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our technologies and vehicles. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

•	pay substantial damages;
•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
•	expend significant resources to develop or acquire non-infringing intellectual property;
•	discontinue processes incorporating infringing technology; or
•	obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company’s insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company’s insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company’s financial condition or results of operations.

Aperta depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of the executives, Chris Anthony and Steve Fambro. The company has not entered into employment agreements with any of the aforementioned executives. There is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the company. Should any of them discontinue working for the company, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

The company relies on outside parties to provide technological and manufacturing expertise.

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

As a growing company, we have to develop reliable accounting resources. Failure to achieve and maintain effective internal accounting controls could prevent us from producing reliable financial reports.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Risks Related to Our Securities

The offering price of our Securities has been arbitrarily determined.

Our management has determined the number and price of Securities offered by the company. The price of the Securities we are offering was arbitrarily determined based upon our estimates of the current market value, illiquidity, and volatility of our common stock, our current financial condition, the prospects for our future cash flows and earnings, and market and economic conditions at the time of the Offering. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and investors may risk overpaying for their investment.

We have broad discretion in the use of the net proceeds from this Offering and our use of the net proceeds may not yield a favorable financial return from purchasing our Securities.

Our management will have broad discretion in the application of the net proceeds from this Offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

There is no minimum amount set as a condition to closing this offering.

Because this is a “best efforts” offering with no minimum, the company will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

There is no current market for our Securities.

There is no formal marketplace for the resale of our Securities. The Securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Since we have not yet established a trading forum for the common stock or Class B Common Stock, there will be no easy way to know what the Securities are “worth” at any time. Even if we seek a listing on the “OTCQX” or the “OTCQB” markets or another alternative trading system or “ATS,” there may not be frequent trading and therefore no market price for the Securities.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our officers control the company and we currently have no independent directors.

Our two executive officers and directors are currently also our controlling shareholders. As holders of 57.00% of the outstanding Class A Common Stock, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this Offering. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.

We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Securities to decline.

We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, new and ongoing research and development, production, offering expenses, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.

We have never declared or paid any cash dividend on our Securities and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which you purchased them.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of California and our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Further, our Certificate of Incorporation contains an exclusive forum provision for certain lawsuits including any derivative action brought on behalf of the company; see “Plan of Distribution and Selling Securityholders – Forum Selection Provisions.” Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

For both instruments, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel. However, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of California. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the company’s securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The jury trail waiver only applies to claims against the company arising out of or related to the subscription agreement. As the provisions of the subscription agreement relate to the initial sale of the securities, subsequent transferees will not be bound by the subscription agreement and therefore to the conditions, obligations and restrictions thereunder, including the jury trial waiver.

The company’s Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don’t want to sell their shares at that price or participate in that transaction. See “Securities Being Offered – Common Stock –Drag-Along Rights,” below. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. This method gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	$12,500,000	$25,000,000	$37,500,000	$50,000,000
Price per share	$3.80	$3.80	$3.80	$3.80
Shares issued (1)	3,289,473	6,578,947	9,868,421	13,157,894
Capital raised	$12,500,000	$25,000,000	$37,500,000	$50,000,000
Less: Offering Costs	$1,062,500	$2,062,500	$3,000,000	$3,750,000
Net offering proceeds to company	$11,437,500	$22,937,500	$34,500,000	$46,250,000
Net tangible book value pre-financing (2)	$136,630	$136,630	$136,630	$136,630
Shares issued and outstanding pre-financing (3)	52,634,820	52,634,820	52,634,820	52,634,820
Shares Issued in financing from company (1)	3,289,473	6,578,947	9,868,421	13,157,894
Post-financing shares issued and outstanding (3)	55,924,293	59,213,767	62,503,241	65,792,714
Net tangible book value per share prior to the offering	$0.0026	$0.0026	$0.0026	$0.0026
Increase/(decrease) per share attributable to new investors	$0.2044	$0.3871	$0.5516	$0.7024
Net tangible book value per shares after offering	$0.2070	$0.3897	$0.5542	$0.7050
Dilution per share to new investors*	$3.5930	$3.4103	$3.2458	$3.0950

(1)	Represents shares available for this offering on a post-split basis.
(2)	Net tangible book value is calculated as follows;
Total Stockholder equity at 12/31/20:	$(1,013,370)
Less: intangible assets:	$0
Plus: capital raised from 1/1/21 to 4/27/21:	$1,150,000
Equals tangible book value pre-financing:	$136,630
(3)	Shown on a post-stock split basis. Does not include shares issuable upon the conversion of the SAFE agreements.

Since inception, the officers, directors and affiliated persons of the company have paid an aggregate average price of $0.27 per share of Common Stock in comparison to the offering price of $3.80 per share.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. SAFE agreements, convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•	In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes and SAFE agreements into shares. Typically, the terms of these agreements issued by early-stage companies provide that in the event of another round of financing, the holders of these agreements get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, these agreements may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of these types of agreements get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the agreements will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes and SAFE agreements that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering a maximum of 13,157,894 shares of Class B Common Stock on a “best efforts” basis.

The cash price per share of Class B Common Stock is $3.80 and the minimum investment is $1,000.

The company intends to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting its Offering Circular or “testing the waters” materials on an online investment platform.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on its website, invest.aptera.us.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) May 19, 2022, and (3) the date at which the offering is earlier terminated by the company in its sole discretion.

The company may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to the company. After the initial closing of this offering, the company expects to hold closings on at least a monthly basis.

The company is offering its securities in all states.

The company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the SEC and a member of FINRA, to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services:

•	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the company whether or not to accept investor as a customer.
•	Review each investors subscription agreement to confirm such investors participation in the offering, and provide a determination to the company whether or not to accept the use of the subscription agreement for the investor’s participation.
•	Contact and/or notify the company, if needed, to gather additional information or clarification on an investor.
•	Not provide any investment advice nor any investment recommendations to any investor.
•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).
•	Coordinate with third party providers to ensure adequate review and compliance.

As compensation for the services listed above, the company has agreed to pay Dalmore $33,000 in one-time set up fees, consisting of the following:

·	$5,000 advance payment for out of pocket expenses.
·	$20,000 consulting fee due and payable immediately after FINRA issues a no objection letter.
·	$8,000 for fees to be paid to FINRA.

In addition, the company will pay Dalmore a commission equal to 1% of the amount raised in the offering to support the offering once the SEC has qualified the Offering Statement and the offering commences. Assuming that the offering is open for 12 months, the company estimates that fees due to pay Dalmore, pursuant to the 1% commission would be $500,000 for a fully-subscribed offering. Finally, the total fees that the company estimates that it will pay Dalmore, pursuant to a fully-subscribed offering would be $533,000. These assumptions were used in estimating the fees due in the “Use of Proceeds.”

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur; however, investors may only purchase shares in minimum increments of $398. Potential investors should be aware that there can be no assurance that any other funds will be invested in this offering other than their own funds.

No Selling Shareholders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase whole and fractional shares. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer to the escrow account to be setup by the company’s escrow agent, Prime Trust, LLC (the “Escrow Agent.”) The funds tendered by potential investors will be held by the Escrow Agent in a segregated account exclusively for the company’s benefit. Funds will be transferred to the company at each Closing. The escrow agreement can be found in Exhibit 8.1 to the Offering Statement of which this Offering Circular is a part.

Investors will be required to complete a subscription agreement in order to invest, pursuant to which an investor will irrevocably subscribe to purchase the shares. The investor will not be entitled to any refunded funds unless the company terminates the offering or the company rejects the subscription in whole or in part.

The subscription agreement also includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the company, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into an account at the Escrow Agent.

The company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Securities. Dalmore is not participating as an underwriter and under no circumstance will it solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Dalmore’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Dalmore in this Offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the company. All inquiries regarding this Offering should be made directly to the company.

Upon confirmation that an investor’s funds have cleared, the company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Escrow Agent

The Escrow Agent has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the securities.

The company has agreed to pay the Escrow Agent:

A cash management fee equal to 1% of issuer funds received and processed by the Escrow Agent. The cash management fee will not exceed $4,000. The company shall also pay the Escrow Agent a one-time setup fee of $500, a monthly account administration fee of $25, and a variety of administration fees ranging from $1 to $160 per investment. For a full schedule of the fees and compensation that the company will pay to the Escrow Agent, you should review Exhibit A of the escrow agreement found on Exhibit 8.1 of this Offering Circular.

Transfer Agent

The company has also engaged Vstock Transfer, LLC (“Vstock”), a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis; there are no set up costs for this service, fees for this service will be limited to secondary market activity.

Forum Selection Provisions

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of California, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. The certificate of incorporation contains a forum selection provision that provides that with a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine.

Although we believe these provisions benefit us by providing either providing a forum convenient to us or increasing the consistency in the application of Delaware law in the types of lawsuits to which it applies and in both cases limiting our litigation costs, to the extent they are enforceable, the forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, these provisions allow its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context..  The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  For both provisions, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of our Securities in this Offering is $50,000,000. The net proceeds from the total maximum offering are expected to be approximately $46,250,000, after the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering). Our estimated offering costs of $3,750,000 include a deduction of 1% of the total gross proceeds for commissions payable to Dalmore on all the Securities being offered. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, 25%, 50%, 75% and 100% of the Securities offered for sale in this Offering.

	Percentage of Offering Sold
	25%	50%	75%	100%
Development and Design	$5,146,875	$10,321,875	$15,525,000	$20,812,500
Production and Equipment	$3,774,375	$7,569,375	$11,385,000	$15,262,500
Selling, General & Administrative	$2,516,250	$5,046,250	$7,590,000	$10,175,000

TOTAL	$11,437,500	$22,937,500	$34,500,000	$46,250,000

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

Although our business does not presently generate any cash, we believe that if we raise the maximum amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the maximum number of Securities offered in this Offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or mining assets, although we have no present commitments or agreements for any specific acquisitions or investments.

THE COMPANY’S BUSINESS

Our Business

Aptera Motors Corp. is a private automotive company with its principal place of business and corporate offices in San Diego, California. The company’s principal business is the development, production, and distribution of energy efficient solar-powered vehicles.

Our mission is to build the most efficient transportation on the planet. Science drives our approach to building better vehicles and the result is something that can travel over 1,000 miles on a single charge. We believe our focus on efficiency will benefit the planet by using our resources more wisely and polluting less.

Our Never Charge Technology provides up to 40 miles per day and up to 11,000 miles per year just on solar power. To collect this power, we use over three square meters of solar panels that are easily upgradeable and replaceable. And if a customer’s vehicle needs more power, just one charge from a standard 110-volt outlet will give the Aptera an additional 150 miles of range.

By the end of 2021, we hope to create a production intent version of the new Aptera. Throughout the year our testing and validation will help us launch into production with a reliable version of the Aptera in 2022.

Our advantages

We aim to modernize vehicle design and manufacturing. Steel stamping, the common method for manufacturing vehicles, makes the manufacturing process inefficient and is significantly more expensive. With additive manufacturing, the company can scale production and launch new models quicker. With generative part design, we use artificial intelligence to optimize parts for the greatest strength with the least amount of material and weight. And our resin-infused sandwich-core construction produces lightweight composite structures many times stronger than typical steel-based vehicle designs.

We believe that due to our different processes we can:

•	Lower manufacturing costs: We believe that we can lower manufacturing costs. For instance, Aptera has only 4 key structural parts, compared to Tesla's 200+. This will allow us to use:
•	Inexpensive and simple tooling
•	Fewer robots
•	Fewer people
•	No welding
•	Rapid & inexpensive scaling: Aptera's additive manufacturing strategy gives us the advantages of 3D printed tooling versus milled and finished metal tools.
•	Reduced part weights and count: Allows for humans to easily position parts making things easy and cheap to assemble.
•	Less labor and less space: Our modularized build and human positionable parts requires less labor and less space than traditional steel vehicle manufacturing.

In addition, we will be using efficient in-wheel powertrains where our motors are integrated inside our wheels. Our in-wheel motors are easier to install and service. And they are perfect for a vehicle that is designed for to be aerodynamic and lightweight.

Due to our design, we believe that Aptera Roadster’s range will be greater than 1,000 miles, and will have the following features:

g	Lightweight and low drag
g	0-60 mph in less than 6 seconds
g	3x or more range than other EVs with the same sized battery

Furthermore, solar power will be an integral part of our platform.

Distribution Plan

Aptera's strategy leverages lessons from Tesla

g	Direct-to-consumer sales
g	Online promotion/test-drive scheduling & events in key markets
g	Regional pre-delivery warehousing in leased facility requires little CAPEX
g	Southern California rollout initially with Major Metro Areas soon after
g	Mobile service house calls (a model proven globally by Tesla)

Our Products

When Aptera launches, our first vehicle will have the following features:

•	Size: Overall Length: 172 in. Overall Width: 88.0 in. Overall Height: 57 in.
•	Cargo Capacity: 25 cu. ft. volume
•	Performance:
o	All wheel drive @ 150kw, and as quick a 3.5 sec 0 to 60 mph
o	Front wheel drive @ 100kw, and as quick a 5.5 sec 0 to 60 mph
o	Top speed at 100+ mph, with a limited at 110 mph
•	Safety: Aptera will be tested to exceed all applicable FMVSS and NHTSA standards
•	Range: Offering 4 different options from 250 mile range (25kWh) to ~1000 mile range (100kWhNever Charge Solar array in ~3 square meters/ 700 watts. Self-charges up to 60 kM while simply being parked.
•	Solar:
o	Never Charge Solar array in ~3 square meters/ 700 watts.
o	Self-charges up to 60 kM while simply being parked.
o	Solar can be added to Aptera’s hood and Rear Hatch for up to 24 miles of additional free solar charging per day.
•	Charging: Standard plugs can be used. 110v STD:13 miles/ hour 500 miles/ hour with rapid DC chargers
•	Passengers Seating for 2 Adults + Pet

•	Technology Interface Driver Display + 15”Touchscreen
•	Exterior Colors: 3 different options
•	Interior Colors: 3 different options
•	Pricing $25,900 - $46,900+
•	Expected delivery: 2021
•	Premium features:
o	Custom Interior/ Exterior Colors to create an Aptera that’s unique for you.
o	Enhanced Audio gives you an extra 3 channels of audio for sound depth and deeper bass.
o	SafetyPilot makes travel easy with level 2 autonomy capabilities.
o	Safety divider and accessories to secure your pet while driving.
o	Integrated tent and rear awning for camping adventures.
o	Take Aptera off road with more ground clearance and tougher wheel covers.

In addition, we will be introducing two special limited editions:

• Paradigm Edition: built to be the most efficient vehicle on the road with 400 mile range, with:

•	enhanced audio,
•	100kW,
•	full solar,
•	special paradigm interior features, and
•	a target price of $29,900.

• Paradigm +: built to be the most efficient vehicle on the road with 1,000-mile range, with:

•	upgraded audio,
•	100kW,
•	full solar,
•	special paradigm interior features and
•	a target price of $44,900

Environmental Impact

If Aptera produces one million vehicles, we’ll reduce our C02 footprint by seven million tons per year. Each Aptera owner can reduce their carbon footprint by over 14,000 pounds of CO2 per year, what 884 twenty-five-year old pine trees can absorb in a year. If one out of every 20 ICE vehicles on the road were replaced with an Aptera, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle and $3 per gallon gas).

Market Size

We believe our current addressable market is the roadster market which we estimate as 600,000 units per year.

Competition

The automotive business is competitive.

We face competition from a variety of automobile manufacturers, many of whom have significantly more resources than we do. These competitors include Tesla, BMW, Toyota, and Rivian. More and more of the traditional automobile manufacturers are devoting more resources to developing hybrid and electric vehicles. As a result of this competition, the company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the company.

Legal Proceedings

There are no current legal proceedings against the company.

Employees/Consultants

We have 12 full-time employees and 10 part-time employees. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

The company is dependent on the following intellectual property:

We have filed for five patents. Two are design patents and the other three are utility patents. The three utility patents are provisional applications. These patents cover our aerodynamic shape, our solar integration, and our novel skin cooling methods. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our technologies and vehicles. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors in an effort to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

THE COMPANY’S PROPERTY

The company leases its office space in San Diego, California. The company leased the office space in 2021. The lease is for 14 months, beginning February 1, 2021, with one month of rent abatement. Future minimum sublease payments are $201,050 and $60,315 for the years ending December 31, 2021 and 2022, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

General

We were formed as a Delaware corporation on March 4, 2019. The company was formed to engage in the production of energy-efficient, solar powered vehicles. The company first began receiving orders for its product in pre-sales in December 2020. We have not delivered any products, and to date we have not recognized any revenue.

Results of Operations

The following represents our performance highlights:

Revenues

As of April 28, 2021, the company has not yet commenced operations and has had no revenues to date.

General and Administrative Expenses

Our operating expenses consist of general, selling and administrative expenses as well as research and development expenses The company spends significant money on engineering expenses to further its product design and capabilities. The company recorded total operating expenses of $4,188,983 for the year ended December 31, 2020 (“2020 Fiscal Year”) and $224,487 for the period from inception until December 31, 2019 (“2019 Fiscal Year”), an increase of $3,964,496. The increase was driven by:

•	A $3,244,377 increase in research and development costs related to the significant increase in engineering services and research and development expenses to further develop the vehicle and its capabilities, including $816,588 recorded to research and development expenses in 2020 for SAFEs issued for services provided; and
•	A $720,119 increase in general, selling and administrative expenses related to an overall increase in marketing, supply chain consulting, and legal and professional fees, including $295,073 recorded for general, selling, and administrative expenses in 2020 for SAFEs issued for services rendered.

Accordingly the company’s net loss was $4,188,983 for the 2020 Fiscal Year and $224,487 for the 2019 Fiscal Year.

Liquidity and Capital Resources

As of the date of this offering circular, we have primarily been funded from the sale of our common stock as well as the sale of SAFE agreements. As of March 31, 2021, the company had approximately $3,363,000 in total assets, including $2,438,225 in cash and cash equivalents and $793,068 in merchant receivables, which relates to amounts receivable from pre-orders received through the company’s merchant processor. As of March 31, 2021, the company had approximately $4,867,000 in total liabilities including $478,367 in accounts payable and accrued liabilities, $822,233 in customer deposits, and $3,566,676 in SAFE agreements.

The company has enough capital to last up to and through the offering, to sustain its current operations. The company has no bank lines or other financing arranged. We believe that the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 24 months. We anticipate that we will need at least $10,000,000 to reach the vehicle production stage. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Trend Information

Our focus in 2021 is in completing and production intent vehicle design and validation by the end of the year. We will be engaging with many new partners to supply validated production parts in 2022. We will also engage with validation and durability testing partners to assure the reliability of our production intent design. Along with these activities, we will also be hiring up many internal positions and building our facilities for production trials and vehicle and parts testing. Our marketing team will be actively engaging with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers.

Plan of Operation

Our 12-month plan is to complete our design and validation for a production intent vehicle that we can scale production on in 2022. Our key planned activities and milestones to achieve our 12-month plan of operation includes the following:

• Release all part designs for Beta builds in Q2 of 2021

• Build our Betas vehicles in Q2 of 2021

• Begin Test and Validation in Q3 of 2021

• Begin improved Gamma design from lessons learned in Q3 and Q4 of 2021

• Sort out basic supply chain for Gamma vehicles in Q3 and Q4 of 2021

• Release Gamma Body in Q3 of 2021

• Start building first Gamma units in Q4 of 2021

• Start building our production strategy and begin test builds with Gamma vehicles in station builds in Q4 of 2021

• Continual validation through till we build the first Delta vehicles towards the end of 2021

• Deliver a vehicle to a customer by the end of the year.

• Then build out our facilities and ramp up production accordingly in 2022.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our shareholders could receive less information than they might expect to receive from more mature public companies.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Chris Anthony	Chief Executive Officer	45	March 2019 –Present	Full-time
Steve Fambro	Chief Financial Officer	53	March 2019 – Present	Full-time
Directors:
Chris Anthony	Director	45	March 2019 – Present	N/A
Steve Fambro	Director	53	March 2019 – Present	N/A

Chris Anthony, Chief Executive Officer and Director:

Chris Anthony is our CEO. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $100m in private equity, DPO, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Chief Financial Officer and Director:

Steve Fambro is currently our CFO. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro; which built a superefficient pesticide/herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The company was formed in March 2019. For the fiscal year ending December 31, 2020, we compensated our executive officers as follows:

Name and Capacity	Cash Compensation and Value of Shares issued for Service	Other Compensation	Total Compensation
Chris Anthony (CEO/Director)	$69,000	$4,600	$73,600
Steve Fambro (CFO/Director)	$7,000	$2,400	$9,400

In 2021, we anticipate paying each of these officers approximately $182,000 annually.

For the fiscal year ended December 31, 2020, we did not pay our directors in their capacity as directors. There are two directors in this group.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of the date of this Offering Circular, the securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of the company’s voting securities, or having the right to acquire those securities.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Michael Johnson Properties, Ltd.	15,249,750 shares of Common Stock	0	28.97%
Chris Anthony	15,000,000 shares of Common Stock	0	28.50%
Steve Fambro	15,000,000 shares of Common Stock	0	28.50%
Patrick H. Quilter Trust	5,724,000 Common Stock	0	10.87%
All executive officers and directors as a group (2 individuals)	30,000,000 shares of Common Stock	0	57.00%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motor Corp. 5825 Oberlin Drive, Suite 7, San Diego, CA 92121

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

SECURITIES BEING OFFERED

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera’s Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and the Amended and Bylaws, which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description Aptera’s capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Aptera is offering Class B Common Stock in this offering. As of the date of this Offering Circular, the company has 52,634,820 shares of Class A Common Stock issued and outstanding.

The company’s Amended and Restated Certificate of Incorporation provides that our authorized capital consists of 75,000,000 shares of Class A Common Stock, par value $0.0001 per share and 115,000,000 shares of Class B Common Stock, par value $0.0001 per share. Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

•	change the par value of the common stock; or

•	amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company’s liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

754,464 shares of the company’s Class A Common Stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Drag-Along Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don’t want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Other Rights

Holders of Aptera’s Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera’s Class A or Class B Common Stock.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

APTERA MOTORS CORP.

FINANCIAL STATEMENTS

As of December 31, 2020 and 2019 and for the Periods then Ended

APTERA MOTORS CORP.

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of Aptera Motors Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Aptera Motors Corp. (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2020, and the period from March 4, 2019 (“Inception”) to December 31, 2019, and the related notes to the financial statements (the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of ﬁnancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these ﬁnancial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the ﬁnancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the ﬁnancial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the ﬁnancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the ﬁnancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of signiﬁcant accounting estimates made by management, as well as evaluating the overall presentation of the ﬁnancial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to commence revenue generating operations and has incurred net losses since Inception, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aptera Motors Corp. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020 and the period from Inception to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

/s/ dbbmckennon

San Diego, California

April 27, 2021

APTERA MOTORS CORP.
BALANCE SHEETS

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash	$653,771	$190,382
Merchant receivable	435,315	-
Prepaids	47,471	-
Total current assets	1,136,557	190,382
Deferred offering costs	58,000
Property and equipment, net	6,515	8,355
Total assets	$1,201,072	$198,737
Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable and accrued liabilities	$131,919	$-
Customer deposits	452,070	-
Total current liabilities	583,989	-

Simple Agreements for Future Equity (“SAFE”)	1,630,453	223,124
Total liabilities:	2,214,442	223,124

Commitments and Contingencies (Note 5)	-	-
Stockholders' Deficit:
Class A Common Stock, $0.0001 par value, 75,000,000 shares authorized, 51,198,750 and 45,000,000 shares issued and outstanding, respectively	5,121	4,500
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	3,394,979	195,600
Accumulated deficit	(4,413,470)	(224,487)
Total stockholders' deficit	(1,013,370)	(24,387)
Total liabilities and stockholders' deficit	$1,201,072	$198,737

See accompanying notes to the financial statements.

APTERA MOTORS CORP.
STATEMENTS OF OPERATIONS

		March 4, 2019
	Year Ended	(“Inception”) to
	December 31, 2020	December 31, 2019
Revenues	$-	$-
Cost of Revenues	-	-
Gross Profit	-	-

Operating Expenses -
General, selling, and administrative	860,448	140,329
Research and development	3,328,535	84,158
Total operating expenses	4,188,983	224,487

Operating loss	(4,188,983)	(224,487)
Net loss	$(4,188,983)	$(224,487)
Basic and diluted loss per share	$(0.09)	$(0.01)
Weighted average shares basic and diluted	49,213,525	41,089,109

See accompanying notes to the financial statements.

APTERA MOTORS CORP.
STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Class A Common Stock		Class B Common Stock		Additional Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
March 4, 2019 ("Inception")	-	$-	-	$-	$-	$-	$-
Issuance of Founders’ shares	30,000,000	3,000	-	-	(2,900)	-	100
Sale of common stock	15,000,000	1,500	-	-	198,500	-	200,000
Net loss	-	-	-	-	-	(224,487)	(224,487)
December 31, 2019	45,000,000	$4,500	-	$-	$195,600	$(224,487)	$(24,387)
Sales of common stock	6,198,750	621	-	-	3,199,379	-	3,200,000
Net loss	-	-	-	-	-	(4,188,983)	(4,188,983)
December 31, 2020	51,198,750	$5,121	-	$-	$3,394,979	$(4,413,470)	$(1,013,370)

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

STATEMENTS OF CASH FLOWS

		Period from March
		4, 2019
	Year Ended	("Inception")
	December 31, 2020	to Dec 31, 2019
Cash Flows from Operating Activities
Net loss	$(4,188,983)	$(224,487)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,840	845
SAFE issuance costs	21,500	16,735
SAFEs issued for services	1,111,661
Changes in operating assets and liabilities:
Merchant receivable	(435,315)	-
Prepaids	(47,471)	-
Deferred offering costs	(58,000)	-
Accounts payable and accrued liabilities	131,919	-
Customer deposits	452,070	-

Net cash used in operating activities	(3,010,779)	(206,907)

Cash Flows from Investing Activities
Purchase of property and equipment	-	(9,200)

Net cash used in investing activities	-	(9,200)

Cash Flows from Financing Activities
Proceeds from SAFE agreements	274,168	206,389
Proceeds from founders’ shares	-	100
Proceeds from sales of common stock	3,200,000	200,000

Net cash provided by financing activities	3,474,168	406,489

Increase in cash and cash equivalents	463,389	190,382

Cash and cash equivalents, beginning of period	190,382	-
Cash and cash equivalents, end of period	$653,771	$190,382

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash investing and financing activities:

Issuance of contractor SAFEs	$1,111,661	$-

See accompanying notes to the financial statements.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND BUSINESS

Aptera Motors Corp. was incorporated on March 4, 2019 (“inception”) in the State of Delaware. The financial statements of Aptera Motors Corp. (which may be referred to as the “Company”, “we,” “us,” or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s headquarters are located in San Diego, California.

The Company is developing an electric vehicle focused on efficiency. We intend to begin designing a Beta version of this vehicle while collecting pre-orders for its sale in 2021, and we intend to enter into production of this vehicle in 2022, subject to many variables.

Risks and Uncertainties

The Company has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: Our limited operating history, changes in our small management and development team, the capital-intensive nature of vehicle manufacturing, barriers to market entry, competing technologies, regulatory conditions, volatility in demand, and debt issues. These adverse conditions could affect the Company's financial condition and the results of its operations.

Going Concern and Management’s Plans

We will rely on advances from our founders and other external financings to operate in the Company’s early stages. The Company lacks significant working capital and is still in its early stages of operations. We will incur significant additional costs before significant revenue is achieved. The Company invests heavily in research and development to bring the vehicle to production and will incur losses from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funds received from our Regulation Crowdfunding offerings and our anticipated future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The respective carrying value of certain on-balance- sheet financial instruments approximated their fair values.

The Simple Agreements for Future Equity (“SAFEs”) are considered a level 3 liability as there are no observable direct or indirect inputs. Based on management’s estimates as of December 31, 2020 and 2019, the fair value of these instruments is considered to be the carrying value. Management’s estimates are based on the short duration of the outstanding SAFEs and the fact that market circumstances have not changed materially since the instruments were originated. Accordingly, there has been no change in valuation during the periods presented.

Level 3 Liabilities
SAFEs, Inception	$-
Additions	223,124
Changes in fair value	-
SAFEs, December 31, 2019	$223,124
Additions	1,407,329
Changes in fair value	-
SAFEs, December 31, 2020	$1,630,453

Cash and Cash Equivalents

For purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchant Receivable

Merchant receivable is related to amounts receivable from pre-orders received through the Company’s merchant processor. Merchant receivable is shown net of fees charged by the merchant processor.

Deferred Offering Costs

The Company has deferred certain costs related to an anticipated offering as of year-end in accordance with ASC 340-10-S99-1. The Company will use those deferred costs to offset additional paid in capital once proceeds are received from the raise. Deferred offering costs will be expensed if the offering is unsuccessful.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the assets. The estimated useful life of office equipment is five years.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Simple Agreements for Future Equity

The Company has issued SAFEs in exchange for cash financing with outside investors. The Company has also issued SAFEs in exchange for work performed by contractors. These SAFEs have been classified as long-term liabilities, see Note 4.

The Company has accounted for its SAFE investments as liability derivatives under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 815-40 and ASC 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As of December 31, 2020 and 2019, the fair values of the SAFEs are equal to their face amounts.

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has elected a year-end of December 31 and has yet to file any tax filings; all periods remain open to examination.

As of December 31, 2020 and 2019, the Company had deferred tax assets of $854,650 and $62,856, respectively, related to net operating loss carryforwards for which a full valuation allowance has been applied. In addition, the net operating loss carryforwards don’t expire for federal purposes but expire in 20 years for state.

Research and Development

The Company incurs research and development costs during the process of researching and developing new technologies to further its product design and capabilities. Such costs are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss Per Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company’s SAFE agreements do not convert into common shares unless a certain triggering event occurs, and the Company does not have any other potentially dilutive debt or equity as of December 31, 2020 and 2019.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (“ASU”) to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, other than the update noted below, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This ASU requires lessees to recognize right-of-use assets and corresponding lease liabilities for all leases not considered short-term leases. Recognition, measurement, and presentation of expenses will depend on classification as either a finance or operating lease. ASU 2016-02 also requires certain quantitative and qualitative disclosures. ASU 2020-05 deferred the effective date of the adoption of ASU 2016-02 for the Company until January 1, 2022. The adoption of ASU 2016-02 will result in an increase to the Company’s balance sheets for lease liabilities and right-of-use assets. The Company is currently evaluating the other effects the adoption of this ASU will have on its financial statements and related disclosures.

NOTE 3 – MERCHANT RECEIVABLE AND CUSTOMER DEPOSITS

In December 2020, the Company launched its pre-orders using a third-party merchant processor. The Company recorded the customer deposits of $452,070 as the gross amount due to the customers, should they require a refund. The fees charged by the merchant processor of $16,755 in December 2020 were recorded to general and administrative expenses. The net amount receivable of $435,315 from the merchant processor is recorded as a merchant receivable as of December 31, 2020. The merchant processor has a certain reserve on the funds to cover potential refunds to customers.

Subsequent to December 31, 2020, the Company had an additional $422,453 of pre-orders and has received approximately $610,000 from the merchant processor for pre-orders received December 2020 through the date these financials were available to be issued.

NOTE 4 – SIMPLE AGREEMENT FOR FUTURE EQUITY

SAFE Agreements Issued to Investors

During the period from Inception to December 31, 2019, the Company entered into SAFE agreements with various investors in exchange for cash investments totaling $223,124 as of December 31, 2019. During the year ended December 31, 2020, the Company entered into SAFE agreements with various investors in exchange for cash investments of $295,668. The SAFE agreements have no maturity date and bear no interest. The agreements provide the investors certain rights to future equity in the Company under the terms of the agreements.

These SAFE agreements become convertible into shares of the Company’s preferred stock upon a qualified equity financing (as defined in the agreements). The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) the sale price; B) the discount price for which equals price per shares sold times the discount rate of 100%. In the case of a liquidation event, SAFE holders are repaid at their option: a) cash payment equal to their investment amount, or b) the number of common shares equal to the purchase amount divided by the liquidity price for which means the price per share equal to the valuation cap per the agreement, divided by the number of shares of capital stock immediately prior to the liquidity event.

In the case of a dilution event, the Company will pay first to the Senior Preferred Holders any amounts due and payable and then second an amount to the SAFE holders an amount equal to their investment amount.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

In addition, the Company has the option to repurchase the SAFEs within six months of issuance at the greater of: a) investment amount or b) the fair market value of the instrument as determined by a third-party valuation.

Subsequent to December 31, 2020, the Company issued SAFE agreements to outside investors for proceeds of $1,936,223. Those agreements have materially consistent terms with previously issued SAFE agreements, except for a higher valuation cap.

SAFE Agreements Issued to Contractors

In September 2020, the Company entered into SAFE agreements with various contractors in exchange for work performed. The amount of SAFEs issued for services was $591,211 and the terms of those SAFE agreements are materially consistent with the SAFE agreements issued to outside investors. The Company recorded $481,238 to research and development expenses and $109,973 to general and administrative expenses for these agreements.

In December 2020, the Company entered into SAFE agreements with various contractors in exchange for work performed. The amount of SAFEs issued for services was $520,450. Those SAFE agreements were issued at a higher valuation cap; the other terms are materially consistent with the SAFE agreements issued to outside investors. The Company recorded $335,350 to research and development expenses and $185,100 to general and administrative expenses for these agreements.

Valuation of SAFE Agreements

The aggregate amount of the SAFE liability is $1,630,453 and $223,124 as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the SAFE agreements had not yet converted as a triggering event has not yet occurred. The SAFE agreements are recorded as a long-term liability until conversion occurs.

In addition, during the year ended December 31, 2020, and during the period from Inception to December 31, 2019, the Company paid commissions of $21,500 and $16,735, respectively, representing approximately 7.3% and 7.5% of the gross SAFE proceeds issued to Investors, to a third-party provider.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company is preparing to raise money on a 1-A offering subsequent to year end. As of December 31, 2020, the Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and technology related functions in connection with its 1-A offering, but not for underwriting or placement agent services. This agreement includes a 1% commission. The agreement also includes a one-time set-up fee of $33,000; $13,000 of which is included in deferred offering costs and $20,000 is not payable until the FINRA no objection letter is received. As of December 31, 2020, the Company has also engaged Issuance, Inc. to perform marketing services in relation to its 1-A offering. The agreement includes an up-front engagement fee of $25,000, a $25,000 fee due monthly in advance upon achieving SEC qualification, and a $30 variable technology fee.

APTERA MOTORS CORP.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 6 – STOCKHOLDERS’ EQUITY

Stock Split

Subsequent to December 31, 2020, the Company filed its Certificate of Amendment to the Certificate of Incorporation with the state of Delaware to effect a stock split for its Common Stock at a ratio of 1-for-30 (the “Stock Split”). The stock split converted each share of Class A Common Stock outstanding into thirty (30) shares of Class A Common Stock and each share of Class B Common Stock outstanding into thirty (30) shares of Class B Common Stock, without any further action on the part of the holders. The number of issued and outstanding shares as of December 31, 2020 was increased from 1,706,625 to 51,198,750. The financial statements have been adjusted to reflect the stock split.

Class A Common Stock

We have authorized the issuance of 75,000,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company issued 30,000,000 shares of Class A common stock to its founders for $100. These shares have one vote for each Class A share held.

During the period from Inception to December 31, 2019, the Company sold 15,000,000 shares of our Class A common stock at a price of approximately $0.01 per share for total proceeds of $200,000.

During the year ended December 31, 2020, the Company sold 6,198,750 shares of Class A common stock at a weighted average price of approximately $0.52 per share for total proceeds of $3,200,000.

Subsequent to December 31, 2020, the Company sold 1,436,070 shares of Class A Common Stock for $1,150,000.

Class B Common Stock

We have authorized the issuance of 115,000,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, and for the period from Inception to December 31, 2019, the Company paid its executive officers $83,000 and $10,000, respectively. In March of 2020, the Company disbursed $300,000 to one of its shareholders and received that money back in July of 2020.

NOTE 8 – SUBSEQUENT EVENTS

See Notes 3, 4 and 6 for discussion of the subsequent events.

In January 2021, the Company entered into an agreement to sublease space for its offices and for research and development. The term of the sublease is 14 months, beginning February 1, 2021, with one month of rent abatement. Future minimum sublease payments are $201,050 and $60,315 for the years ending December 31, 2021 and 2022, respectively.

The Company has evaluated subsequent events that occurred after December 31, 2020, through the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.